UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: For the month of January 2024

Commission File Number: 001-41927

SU Group Holdings Limited

(Translation of registrant’s name into English)

Unit 01 – 03, 3/F, Billion Trade Centre

31 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into a Material Definitive Agreement.

On January 26, 2024, SU Group Holdings Limited (the “Company”), consummated its initial public offering (“IPO”) of 1,250,000 ordinary shares, par value HK$0.01 per share (the “Ordinary Shares”), at a price of $4.00 per share, generating gross proceeds to the Company of $5,000,000 before deducting underwriting discounts and offering expenses. The Company’s Registration Statement on Form F-1 (File No. 333-275705) for the IPO (the “Registration Statement”), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 22, 2023, as amended, was declared effective by the Commission on December 29, 2023.

In connection with the IPO, the Company entered into the following agreements:

●	An underwriting agreement, dated January 23, 2024, by and between the Company and The Benchmark Company, LLC, as representative of the underwriters, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

●	Representative’s Warrant to purchase 62,500 Ordinary Shares, dated January 26, 2024, to The Benchmark Company, LLC, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

Other Events.

On January 26, 2024, in connection with the IPO, the Company filed its Amended and Restated Memorandum of Association and Amended and Restated Articles of Association with the Registrar of Companies in Cayman Islands, copies of which are attached as Exhibit 3.1 hereto and are incorporated by reference herein.

Upon the effectiveness of the Registration Statement, the Company has entered into offer letter agreements with each of the independent directors of the board of the Company, the form of which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

On January 23, 2024, the Company issued a press release announcing the pricing of the IPO. A copy of the press release is furnished herewith as Exhibit 99.2 to this Report on Form 6-K and is incorporated by reference herein.

On January 26, 2024, the Company issued a press release announcing the closing of the IPO. A copy of the press release is furnished herewith as Exhibit 99.3 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of January 23, 2024, by and between the Company and The Benchmark Company, LLC, as representative of the underwriters
3.1	Amended and Restated Memorandum and Articles of Association of the Company
4.1	Representative’s Warrants
99.1	Form of Director Offer Letter
99.2	Press Release, dated January 23, 2024
99.3	Press Release, dated January 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU Group Holdings Limited

By:	/s/ Chan Ming Dave
Name:	Chan Ming Dave
Title:	Chief Executive Officer

Date: January 29, 2024

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